August 17, 2009

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Gastar Exploration Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 11, 2009

Ladies and Gentlemen:

Set forth below are the responses of Gastar Exploration Ltd., an Alberta corporation (“Gastar,” the “Company,” “we,” “our” or “us”), to comments (the “Comments”) received from Mr. H. Roger Schwall of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated July 30, 2009, with respect to the Company’s (i) Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 16, 2009, File No. 001-132714, (ii) Definitive Proxy Statement on Schedule 14A filed April 30, 2009, File No. 001-132714, and (iii) Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed May 11, 2009, File No. 001-132714.

For your convenience, each response is prefaced by the exact text of the corresponding Comment in bolded text. As noted below, the Company respectfully requests that the Commission permit the Company to incorporate additional disclosures relating to the responses to the Comments in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

1.	Please indicate on the cover page that the Part III information is incorporated by reference from your definitive proxy statement.

RESPONSE: The Company erroneously indicated on the cover page that no items were incorporated by reference in its Form 10-K for the fiscal year ended December 31, 2008 although we note that, within the Form 10-K under each of the Item headings in Part III, the information required under such Item would be contained in the Company’s definitive proxy statement and incorporated by reference thereto. The cover page Part III description is a readily apparent error that will be corrected in annual reports on Form 10-K in which the Company intends to incorporate the Part III information from its definitive proxy statement by including the following language on the cover page:

“Information required by Part III, Items 10, 11, 12, 13 and 14, is incorporated by reference to portions of the registrant’s definitive proxy statement for its annual meeting of stockholders, which will be filed not later than 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.”

Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

Phone: (713) 739-1800 — Fax: (713) 739-0458

United States Securities and Exchange Commission

August 17, 2009

Markets and Customers, page 5

2.	We note your disclosure in this section regarding your sales to ETC and Enserco. We also note your disclosure at page 26 in the risk factor captioned “There are a limited number of natural gas purchasers” and at page 48 in the second paragraph under the caption “Commitments.” Pursuant to Item 601 (b)(10) of Regulation S-K, file as exhibits the material agreements with those purchasers, or explain why you do not believe that you are required to do so. We may have additional comments.

RESPONSE: The Company respectfully submits that it is not required to file its gathering, transportation and sales contract (the “Sales Contract”) with ETC Texas Pipeline, Ltd. (“ETC”) as a material contract pursuant to Item 601(b)(10) of Regulation S-K. While the Sales Contract provides for the sale, transportation and treatment of substantially all of the Company’s current natural gas production in the Hilltop area of East Texas, we believe that the Sales Contract is an ordinary course of business contract that is consistent with, and contains pricing and other terms similar to, the gathering, transportation, treatment and sales contracts that would be available with other natural gas gathering, treatment and transportation companies operating in the Hilltop area.

Legal proceedings, page 33

3.	Ensure that your references to the Notes are accurate. In this section, for example, you cite Note 15 rather than Note 16, and in the parallel disclosure in your most recent Form 10-Q, you cite Note 12 rather than Note 13.

RESPONSE: The Company notes that it erroneously referenced Note 15 instead of Note 16 under Part I, Item 3 – Legal Proceedings in its Form 10-K for the fiscal year ended December 31, 2008 and in the parallel disclosure appearing under Part II, Item 1 – Legal Proceedings in its Form 10-Q for the quarterly period ended March 31, 2009. The Company believes this error is obvious to the reader and will ensure that all such cross-references are accurate in all future periodic filings, including its annual and quarterly reports.

Controls and Procedures, page 51

4.	We note your statement that “because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov.rules/final/33-8238.htm>.

United States Securities and Exchange Commission

August 17, 2009

RESPONSE: The Company will comply with this comment in all future filings, as applicable, and will revise the disclosure at issue in its future annual reports to clearly state that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level, as set forth below:

“As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of December 31, 2008 at the reasonable assurance level.”

Management’s Report on Internal Control over Financial Reporting, page 51

5.	Please assure that in this section you refer to internal control over financial reporting rather than to disclosure controls and procedures. In this regard, we note your statement that “we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

RESPONSE: The Company acknowledges that it erroneously referenced “disclosure controls and procedures” instead of correctly referencing “internal control over financial reporting” in the first paragraph under “Management Report on Internal Control over Financial Reporting” starting on page 51 of its Form 10-K for the fiscal year ended December 31, 2008. The Company confirms that it intended to refer to internal control over financial reporting in this section and that it will use the correct language in future annual reports.

Definitive Proxy Statement on Schedule 14A filed April 30, 2009

6.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

RESPONSE: The Company hereby confirms that it will comply with each of the comments included herein in all future filings, as applicable, including its annual reports, quarterly reports and proxy statements.

Members of the Board of Directors, page 6

7.	Provide all the disclosure regarding each director and nominee that Item 401 of Regulation S-K requires.

RESPONSE: The Company acknowledges that it omitted information regarding the business experience of certain of its nominees for director required by Item 401 of Regulation S-K in its Definitive Proxy Statement on Schedule 14A filed April 30, 2009 and respectfully submits that the omitted information, set forth below, was not material. In future proxy statements, the Company

United States Securities and Exchange Commission

August 17, 2009

will fully comply with Item 401 of Regulation S-K and this comment and will provide complete biographies, including detailed descriptions of the business experience and other information regarding each director and nominee for director required by Item 401 of Regulation S-K.

Mr. Penner has been an independent consultant since his retirement from KPMG in 2004.

Mr. Rooney has been an independent consultant since his departure from Tusk Energy Corp. in April 2008.

The following are the biographical information on Messrs. Penney and Rooney, which include detailed descriptions of the business experience and other information regarding each director and nominee for director required by Item 401 of Regulation S-K:

Robert D. Penner, 65, became a member of the Board of Directors effective July 16, 2007. Mr. Penner has been an independent consultant since retiring from his position as a senior partner with KPMG in 2004 after almost a 40-year career of advising public and private clients on tax and accounting matters. He currently serves on the Board of Directors for Sustainable Energy Technologies Ltd., a manufacturer and seller of electronic components for grid-connected solar power systems; and Corridor Resources Ltd., Storm Cat Energy Corporation, Terra Energy Corp. and Unbridled Energy Corporation, each involved in the exploration, development and production of natural gas and oil. Additionally, he serves on the Board of Directors or as Executor/Trustee for several private companies and family trusts. Mr. Penner received his Chartered Accountant designation in 1971 in Manitoba and 1977 in Alberta.

John R. Rooney, 52, has been named by the Nomination Committee to stand for election to the Board of Directors at the Annual Meeting. Mr. Rooney served as Chief Executive Officer and a director of Tusk Energy Corp. from December 2006 until April 2008, when Tusk was sold to TIAA-Cref, a large U.S. pension fund. He has been an independent consultant since his departure from Tusk Energy Corp. in April 2008. Mr. Rooney served as President, Chief Executive Officer and a director of Zenas Energy Corp. from August 2005 to January 2007, as President, Chief Executive Officer and a director of Blizzard Energy Inc. from December 2002 to July 2005, as Vice President and Chief Financial Officer and then President and Chief Executive Officer of Equatorial Energy Inc. from May 1999 to June 2002, as Vice President and Chief Financial Officer of Calgary Louisiana Energy LLC from July 1997 to May 1999, as an originator and organizer of a private drilling fund from May 1997 to March 1999, as Vice President and Chief Financial Officer of Tidal Resources Inc. from June 1993 to January 1997, and as an accountant and other positions for Ernst & Young and Clarkson Gordon from January 1980 to December 1992. Mr. Rooney is currently a director of Caza Oil & Gas, Inc., a public natural gas and oil exploration and production company, Export Development Canada, a crown corporation, and numerous private entities. Mr. Rooney is a graduate of the University of Western Ontario (Bachelor of Arts – Economics) and is a Chartered Accountant and a Chartered Business Valuator.

United States Securities and Exchange Commission

August 17, 2009

Annual Cash Incentive Awards, page 16

8.	Briefly disclose why Messrs. Porter and Gerlich received their 2008 bonus in restricted common shares rather than cash.

RESPONSE: The Company respectfully submits that due to liquidity concerns facing the Company in late 2008 and into 2009, the Company’s Remuneration Committee elected to pay Messrs. Porter and Gerlich and other vice presidents of the Company their respective 2008 bonuses in common shares instead of cash to preserve the Company’s cash position. In acknowledgement of this comment and to the extent this disclosure would be relevant in future proxy statements, the Company will provide a more detailed explanation regarding the compensation paid in the form of bonuses to its executive officers.

Financial Statements

Consolidated Statements of Operations, page F-4

9.	Please present “Gain on sale of assets” as an operating activity in future filings. Refer to the guidance at SFAS 144, paragraph 45.

RESPONSE: The Company respectfully submits that it considered SFAS 144, paragraph 45, when making the determination of the placement of “gain on sale of assets” on the statement of operations. The placement as a non-operating activity was determined to be appropriate, as the assets sold by the Company were non-operating assets that were not being amortized. The assets had never been an operating asset; therefore, its placement as a non-operating activities.

Note 4 – Property, Plant and Equipment, page F-15

10.	With regard to the costs of unproved properties not being amortized, tell us and disclose the current status of the significant properties involved, including the anticipated timing of the inclusion of the costs in the amortization computation. See Rule 4-10(c)(7)(ii) of Regulation S-X.

RESPONSE: The Company respectfully submits that disclosure regarding the anticipated timing of inclusion of the costs in the amortization pool was added to the Form 10-Q for the quarterly period ended June 30, 2009 filed by the Company on August 6, 2009. Additionally, the Company will comply with this comment in all future filings by continuing to include disclosure, as appropriate, regarding the status of the Company’s significant properties, including the anticipated timing of the inclusion of the costs in the amortization computation in accordance Rule 4-10(c)(7)(ii) of Regulation S-X.

Note 22 – Supplemental Oil and Gas Disclosures, page F-52

Standardized Measure of Discounted Future Net Cash Flows..., page F-56

11.	We note that your calculations of the standardized measure do not include deductions for future income tax expenses. Explain to us your basis for this calculation. As part of your response, explain how your calculation complies with the requirements of SFAS 69, par. 30(c). In this regard, note that future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise’s proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the enterprise’s proved oil and gas reserves.

United States Securities and Exchange Commission

August 17, 2009

RESPONSE: The Company respectfully submits the following table, which summarizes the Company’s calculation of future income tax expenses included in its standardized measure, pursuant to paragraph 30(c) of SFAS 69, as of December 31, 2008:

As of December 31, 2008
(in thousands)

Future pretax net cash flows	$165,650

LESS:
Tax basis of properties	(170,784)
Net operating losses (“NOLs”)	(139,634)

Taxable loss	$(144,468)

Statutory tax rate	35%

Future tax expense	n/a

The Company will include the following disclosure as a footnote to the Standardized Measure of Discounted Future Cash Flows within its 2009 Form 10-K:

“The Company’s calculations of the standardized measure do not include deductions for future income tax expenses, as future pretax net cash flows relating to the its proved oil and gas reserves are exceeded by the tax basis and net operating losses of the properties involved.”

12.	Your disclosure on page F-9 indicates that you calculate the quarterly ceiling test by adjusting estimated future net revenues for the related income tax effects. Please clarify how your calculation of the income tax effect complies with Rule 4-10(c)(4)(i) of Regulation S-X and SAB Topic 12.D.1. As part of your response, please provide your calculation of the cost ceiling for the US and Australia cost centers as of December 31, 2008 to demonstrate how you are calculating the effect of income taxes.

RESPONSE: The Company respectfully submits that its estimated future net revenues included in its ceiling test calculation are subject to related income tax effects; however, no adjustments for income taxes were actually included in the Company’s ceiling test, as of as of December 31, 2008, due to the tax basis of properties and NOLs noted in the response to Staff comment number 11 above. The Company expects that all of its NOLs will be realized within their respective carryforward periods. All of the Company’s operations, and resulting NOLs, are attributable to its oil and gas assets.

United States Securities and Exchange Commission

August 17, 2009

The Company’s “shortcut” method calculations of the cost ceiling for its US and Australia cost centers as of December 31, 2008, pursuant to Rule 4-10(c)(4)(i) of Regulation S-X and SAB Topic 12.D.1, are shown below to demonstrate how the Company is calculating the effect of income taxes:

	Ceiling Test
	United States	Australia

Property cost	$427,219,579	$23,742,015
LESS: Accumulated DD&A and prior impairments	(184,189,577)	(604,611)
Asset retirement costs	—	—
Recorded ARO liability	—	—

Net proved property costs	243,030,002	23,137,403

Deferred tax asset	22,060,005	10,770,310
Deferred tax liability	(22,060,005)	(10,770,310)

Net book value	$243,030,002	$23,137,403

Present value of future revenues	$110,089,400	$—
Unproved property excluded from amortization pool	118,722,930	23,137,403

Ceiling value before income tax	$228,812,330	$23,137,403

Less Tax Basis and Other Deductions:
Tax basis of properties	$170,484,153	$25,295,489
Net operating loss carryforwards, consolidating entity	139,634,444	4,051,405

	$310,118,597	$29,346,894

Difference between value and tax base (use greater of “0” or calculated value)	—	—
Income tax effect at 34%, using short-cut approach	—	—

Ceiling, pretax	$228,812,330	$23,137,403
LESS: Income tax effect	—	—

Ceiling	228,812,330	23,137,403

LESS: Net book value	243,030,002	23,137,403

Impairment	$(14,217,672)	$—

Form 10-Q for the Quarterly Period Ended March 31, 2009

Condensed Consolidated Statement of Cash Flows, page 3

13.	We note that you recorded a $2.5 million non-cash charge for the “monetization of derivative contracts”. Please clarify how you monetized your derivative contracts and how your accounting complied with SFAS 133.

RESPONSE: The Company respectfully submits that the $2.5 million ‘monetization of derivative contracts’ represents cash received to settle an existing derivative natural gas contract, realized gain on the settlement of the collar and entering into a natural gas put option contract with the same counterparty. The Company will amend this line to read “net cash settlement of derivative contracts” instead of “monetization of derivative contracts” and reflect this line item under “changes in operating assets and liabilities”. This reclassification does not result in a change to net cash provided by operating activities. The Company will correct the classification of this transaction on the statement of cash flow in future filings.

United States Securities and Exchange Commission

August 17, 2009

In January 2009, the Company received cash of $6.5 million in settlement of an outstanding natural gas collar contract. Upon termination of the collar, the Company recorded a $0.4 million realized gain equal to the difference between the amount of cash received and the previous carrying balance of the collar derivative position (as of December 31, 2008) of $6.1 million. Concurrently with the termination, the Company paid a cash premium of $3.6 million to enter into a new natural gas put option with the same counterparty. The following table summarizes the $2.5 million net cash amount received by the Company:

Amount
Cash received to settle collar	$6,533,100
Premium paid for put option	(3,643,804)
Realized gain on settlement of collar	(423,930)

Net cash settlement of derivative contracts, net of gain	$2,465,366

In 2008, the Company elected to discontinue cash flow hedge accounting in accordance with paragraph 32c. of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, all derivatives are currently carried on the balance sheet at fair value and all changes in fair value are recorded directly in earnings. A balance of $0.9 million related to the terminated collar remains in Accumulated Other Comprehensive Gain and will be reclassified into earnings in the same future periods during which the previously hedged forecasted transactions affect earnings.

The realized gain on settlement of the contract of $423,930 should be classified as a non-cash operating activity and $2,889,296 of net cash settlement of derivative contracts should be classified as a working capital change on the statement of cash flow. This reclassification does not result in a change to net cash provided by operating activities. The Company will correct the classification of this transaction on the statement of cash flow in future filings.

Engineering Comments

Form 10-K for the Year Ended December 31, 2008

Risk Factors, page 16

The CBM which we produce in the Powder River Basin may be drained by offsetting production wells, page 25

14.	Please tell us if there have been a material amount of offsetting wells drilled adjacent to your undeveloped CBM acreage in the Powder River Basin. If so, tell us if you have made any adjustments to your proved undeveloped reserves based on the estimated drainage. If you have not made any adjustments, please tell us the reasons for not doing so and if your estimate for proved undeveloped reserves is in agreement with the estimated recoveries of those wells offsetting your acreage.

RESPONSE: The Company respectfully submits that there have not been a material number of offsetting wells drilled adjacent to its undeveloped CBM acreage in the Powder River Basin.

Net Proved and Proved Developed Reserve Summary, page F-54

15.	We note your explanations of significant changes to your reserves due to revisions; however, we also note that the largest changes to reserves in each year are from extensions and discoveries. Please expand your disclosure to include explanations for reserve changes for all significant changes. Please see paragraph 11 of SFAS 69.

United States Securities and Exchange Commission

August 17, 2009

RESPONSE: The Company respectfully submits that the extensions and discoveries are primarily attributable to the Company’s exploration and development drilling and other capital activity in the Hilltop area of East Texas. There have never been any SEC proven reserves ascribed to the Company’s Australian interests and operations. In any future reports filed with the SEC containing SFAS 69 disclosures, the Company will include disclosure to reflect the primary area to which such extensions and discoveries are attributable.

In connection with responding to these Comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Comments or changes to disclosure in response to these Comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at 713-739-0455 or James M. Prince of Vinson & Elkins L.L.P. at 713-758-3710.

Sincerely,

/s/ MICHAEL A. GERLICH
Michael A. Gerlich
Vice President and Chief Financial Officer
Gastar Exploration Ltd.